EXHIBIT 99.1

Coastal Contacts Announces Termination of Common Share Offering

VANCOUVER, British Columbia, Nov. 16, 2012 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal") (Nasdaq:COA) (TSX:COA) (Stockholm:COA.ST), an online retailer of vision care products, announced today that it will not proceed with its previously announced marketed offering of common shares as it has determined that current market conditions will not permit it to raise funds on acceptable terms.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Coastal Contacts

Coastal Contacts Inc. is one of the largest online retailers of vision care products in the world. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal designs, produces and distributes the largest selection of glasses and contact lenses on the Internet, including a unique combination of designer glasses, contact lenses, sunglasses, and vision care accessories. Coastal serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

CONTACT: For Further Information:

         Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         604.676.4498
         terryv@coastal.com

         or

         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com